September 8, 2011

Mr. Michael McTiernan, Assistant Director
Securities and Exchange Commission
Washington, D.C.  20549

RE:	Uniprop Manufactured Housing Communities Income Fund II
Form 10-K filing for the Fiscal Year Ended December 31, 2010

Dear Mr. McTiernan,

I write in response to your letter addressed to Joel Schwartz, CFO dated September 6, 2011 regarding the aforementioned filing.

I confirm that in all future filings of the Form 10-K, beginning with the filing for fiscal year end 2011, the General Partner will expand the section regarding the General Partner’s decision regarding when the remaining properties may be sold.  The General Partner performs a strategic review on an annual basis, and thus it is logical to expand the section in the annual 10-K filing as opposed to an earlier quarterly filing.

I hope you find this response satisfactory.

I confirm, as requested in your letter, the following points:

1.	The company is responsible for the adequacy and accuracy of the disclosure in the filing
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing
3.	The company man not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, Joel Schwartz is currently on a medical leave of indefinite duration so please address all future communication to my attention to avoid delay.  My email address is roger@uniprop.com.

Sincerely,

Roger Zlotoff
President

Cc: Adam Turk via email and Don Petrow w/enclosure